Issuer Free Writing Prospectus dated May 21, 2019

Filed pursuant to Rule 433

Registration No. 333-216733

Relating to Preliminary Prospectus Supplement dated May 21, 2019

LADENBURG THALMANN FINANCIAL SERVICES INC.

US $50,000,000 7.75% Senior Notes Due 2029

Final Term Sheet

Issuer:	Ladenburg Thalmann Financial Services Inc.

Securities:	7.75% Senior Notes Due 2029

Type:	SEC Registered

Trade Date:	May 21, 2019

Settlement Date*:	May 29, 2019

Expected Rating**:	“BBB+” by Egan-Jones Ratings Co.

Listing:	Expected NYSE American “LTSH”

Size***:	$50,000,000

Maturity Date:	June 30, 2029

Annual Coupon:	7.75%, paid quarterly in arrears

Interest Payment Dates:	March 31, June 30, September 30 and December 31. For the first interest payment, cash interest will accrue from May 29, 2019 and be payable on September 30, 2019

Price to the Public:	100%, plus accrued interest from May 29, 2019, if the initial settlement occurs after that date

Day Count:	30/360

Optional Redemption:	June 30, 2022, in whole or in part and anytime thereafter at a price equal to 100% of the principal amount of the Notes

Minimum Denomination/Multiples:	$25.00/$25.00

CUSIP/ISIN:	50575Q508/US50575Q5080

Joint Book-Running Managers:	UBS Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Ladenburg Thalmann & Co. Inc.

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Incapital LLC

* Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*** Note: The offering size does not include $7,500,000 in aggregate principal amount of 7.75% Senior Notes due 2029 that are issuable to the underwriters to cover over-allotments, if any.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at (888)-827-7275, Morgan Stanley & Co. LLC toll-free at (800)-584-6837, RBC Capital Markets, LLC toll-free at (866)-375-6829, and Ladenburg Thalmann & Co. Inc. toll-free at (800)-573-2541.

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